Protective Products of America, Inc.
1649 Northwest 136th Avenue
Sunrise, FL 33323
April 10, 2009
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Tom Jones

Re:	Protective Products of America, Inc. Registration Statement on Form 10 (File No. 000-53580)
Ladies and Gentlemen:
     Protective Products of America, Inc., a Delaware corporation (the “Company”), hereby respectfully requests immediate withdrawal of the Company’s Registration Statement on Form 10 (File No. 000-53580) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2009, together with all exhibits thereto.
     The Company is requesting withdrawal in order to prevent the Registration Statement from becoming automatically effective pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, in order to allow the staff sufficient time to review the Company’s responses to the staff’s comment letter dated March 9, 2009 and the corresponding revisions to the Registration Statement prior to effectiveness. The Company intends to refile a registration statement on Form 10, including financial information as of and for the year December 31, 2008, later today.
     If you have any questions regarding this request for withdrawal, please contact Lisa Reategui of Sidley Austin LLP at (312) 853-7833 or me at (954) 846-8222.

Sincerely, Protective Products of America, Inc.
By:	/s/ Jason M. Williams
	Name:	Jason M. Williams
	Title:	Chief Financial Officer